Cojax Oil and Gas Corporation

3033 Wilson Blvd., Suite E-605, Arlington, Virginia 22201

Telephone: (703) 216-8606 / Writer’s Email: jeffrey.guzy@cojaxoilandgas.com

September 4, 2020

VIA EDGAR

AW SUBMISSION UNDER RULE 477(a)

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

ATTN: Kevin Dougherty, Office of Natural Resources, Division of Corporation Finance

RE:

AW - WITHDRAWAL OF AMENDMENT UNDER RULE 477(a):

Post-Effective Amendment Number One to the Form S-1 Registration Statement, dated September 2, 2020, and filed with the Commission via EDGAR on September 3, 2020 (Commission File Number 333-232845) as an “S-1/A”.

Ladies and Gentlemen:

CoJax Oil and Gas Corporation, a Virginia corporation with Commission File Number 333-232845, (“Issuer”) erroneously filed its Post-Effective Amendment Number One to the Form S-1 Registration Statement (Commission File Number 333-232845), dated September 2, 2020, (“Post-Effective Amendment”) with the Commission on 3 September 2020 via EDGAR as an “S-1/A” (instead of as a “POS AM”).

Under Rule 477(a) of the Securities Act of 1933, as amended, the Issuer requests the withdrawal (AW submission) of the erroneously filed Post-Effective Amendment, effective as of September 4, 2020, or as soon as practicable and permitted by the Commission after that date.

This AW withdrawal request is solely for the erroneously filed Post-Effective Amendment and does not affect or apply to the initial Form S-1 Registration Statement (Commission File Number 333-232845) declared effective on 12 August 2019 by the Commission.

Under Rule 457(p) of the Securities Act of 1933, as amended, Issuer requests the filing fee payment for the Post-Effective Amendment subject to this AW submission be applied to the subsequent, corrected EDGAR submission of a corrected filing.

Please send a copy of the written order granting AW/withdrawal of the Post-Effective Amendment to the undersigned at the above-letterhead address. If you have any questions regarding this AW application for withdrawal of the Post-Effective Amendment, please do not hesitate to contact Paul W. Richter, PW Richter plc, at (703) 725-7299 or by email to pwr@pwrichtersec.com.

Sincerely,

/s/ Jeffrey J. Guzy

Jeffrey J. Guzy

Chief Executive Officer of Issuer

cc: Paul W. Richter, PW Richter, plc